Exhibit 99.1

Jeffs’ Brands Enters Into Non-Binding Agreement to Acquire 50% of a Company that Owns an Amazon Top Selling Brand

The food supplements and cosmetics brand is profitable with millions of dollars in annual sales

Tel Aviv, Israel, Dec. 14, 2022 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (the “Company”) (Nasdaq: JFBR), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that it has entered into a non-binding letter of intent (“LOI”) with SciSparc Ltd. (“SciSparc”) (Nasdaq: SPRC), for the purchase of 50% of SciSparc’s wholly owned subsidiary, SciSparc Nutraceuticals Inc., which owns WellutionTM, a top-selling Amazon.com Marketplace food supplements and cosmetics brand (the “Brand”), for approximately $3 million in cash or a combination of cash and ordinary shares of the Company, as agreed by the parties in the definitive agreement.

The Brand is profitable with millions of dollars in annual sales.

The acquisition is subject to, the negotiation and the execution of a binding definitive agreement. There can be no assurances that the acquisition will proceed, nor can there be any assurance as to the final definitive terms thereof, including the final purchase price or composition thereof.

The Brand sells hemp-based, top-ranked products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

The Brand offers eight variations of natural hemp candy supplements under two parent Amazon Standard Identification Number (each, an “ASIN”) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, which was launched in 2019, has received over 26,500 reviews and is consistently ranked as the #1 best seller in the category. In total, the Brand has over 40,000 product reviews, most of which are 4 and 5-star reviews.

Mr. Oz Adler, the Chairman and a director of the Company is the Chief Executive Officer and Chief Financial Officer of SciSparc and the Chairman of SciSparc is a director of Jeff’s Brands.

About Jeffs’ Brands Ltd

Jeffs’ Brands is transforming the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we’re using both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the potential to enter into definitive agreement with respect to the transaction described above and related payments. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to adapt to significant future alterations in Amazon’s policies; our ability to sell our existing products and grow our brands and product offerings, including by acquiring new brands; our ability to meet our expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:
Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com